

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

William M. Mounger, II
Chief Executive Officer and Chairman of the Board
Tristar Acquisition I Corp.
2870 Peachtree Road, NW Suite 509
Atlanta, Georgia 30305

> **Re: Tristar Acquisition I Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-255009**

Dear Mr. Mounger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed May 21, 2021

Summary, page 1

1. We note your response to prior comment number 1. Please revise page 2 to clarify the financing arrangement with Navigation Capital, including whether this is a debt or equity financing and the terms thereof. Please disclose how Navigation Capital would be compensated under this financing arrangement and what additional economic incentives Navigation Capital would be entitled to receive under this arrangement. Please also disclose whether Navigation Capital would have recourse to the Sponsor's shares or the private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) if the Sponsor did not satisfy any of its obligations under the financing arrangement. If Navigation Capital could obtain any of the foregoing

securities under the financing arrangement, please make that clear under "Principal Shareholders — Transfers of Founder Shares and Private Placement Warrants," and disclose whether Navigation Capital could impact the election or removal of directors, or the appointment of officers by the board of directors. If the Sponsor would have less of its capital directly at risk due to the financing arrangement as compared to other SPACs or otherwise, and if the Sponsor or Navigation Capital could have additional conflicts of interest due to the financing arrangement in determining whether a particular target business is an appropriate business with which to effectuate your initial business combination, please make that clear and include appropriate risk factor disclosure. In addition, if both the Sponsor and Navigation Capital would both have capital at risk, please indicate the potential for conflicts of interests and how such conflicts would be resolved.

2. Given your disclosure that Navigation Capital, through an affiliate, has committed to providing 70% of the capital for the Sponsor to purchase the private placement warrants, which could represent a majority of the capital to be received by the registrant from private sources, and plans to assist you with respect to sourcing a potential acquisition, please identify Navigation Capital and its affiliate as a Sponsor or tell us why that would not be appropriate.

Exhibits

3. Please have Collas Crill revise their opinion filed as Exhibit 5.2 to remove assumption (g) and the limitation on reliance in the penultimate paragraph. Refer to Section II.B.3 of Staff Legal Bulletin No. 19.

You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curtis Mo, Esq.